UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 000-17157

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOVELLUS SYSTEMS, INC. RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOVELLUS SYSTEMS, INC.

4000 North First Street

San Jose, CA 95134

(408) 943-9700

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December  31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Novellus Systems, Inc.

Retirement Plan

We have audited the financial statements of the Novellus Systems, Inc. Retirement Plan (the Plan) as of December 31, 2011 and 2010, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

May 1, 2012

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
	(In thousands)
Assets:
Investments at fair value	$204,653	$198,381
Contribution receivable from employer	3,517	2,834
Notes receivable from participants	2,838	2,593

Net assets available for benefits at fair value	211,008	203,808

Adjustment from fair value to contract value for fully benefit-responsive common/collective trust	(1,191)	(909)

Net assets available for benefits	$209,817	$202,899

See Notes to Financial Statements.

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended December 31,
	2011	2010
	(In thousands)
Additions to net assets attributed to:
Investment and other income:
Dividends and interest	$4,726	$3,858
Net realized and unrealized appreciation (depreciation) in fair value of investments	(3,178)	22,579

Total investment and other income	1,548	26,437

Contributions:
Participant	12,561	10,308
Employer	3,517	2,834

Total contributions	16,078	13,142

Total additions	17,626	39,579
Deductions from net assets attributed to withdrawals and distributions	10,708	11,292

Net increase in net assets available for benefits	6,918	28,287
Net assets available for benefits:
Beginning of year	202,899	174,612

End of year	$209,817	$202,899

See Notes to Financial Statements.

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Novellus Systems, Inc. Retirement Plan (the Plan) provides only general information. In 2005, the Plan was amended and restated using a prototype plan document supplied by the Vanguard Group, a third-party administrator. Participants should refer to the prototype plan document and Summary Plan Document for further description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1988 by Novellus Systems, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is designed to conform to provisions of the Internal Revenue Code, as amended (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On December 14, 2011, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with Lam Research Corporation, a Delaware corporation (Lam Research), and BLMS Inc., a California corporation and wholly owned subsidiary of Lam Research (Merger subsidiary), pursuant to which, subject to the satisfaction or waiver of certain conditions, the Merger subsidiary will merge with and into Novellus (the Merger) with Novellus surviving the Merger as a wholly owned subsidiary of Lam Research. The companies anticipate the Merger, which has been unanimously approved by the boards of directors of both Lam Research and Novellus, to close in the second calendar quarter of 2012. If approved, the Company anticipates that the Plan will be merged with the retirement plan held by Lam Research, effective December 31, 2012.

Administration — The Board of Directors of the Company has appointed the 401(k)/Deferred Compensation Plan Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Vanguard Fiduciary Trust Company serves as the Plan’s trustee. The Vanguard Group processes and maintains the records of participant data and serves as the Plan’s custodian. Administrative expenses were insignificant to the financial statements in 2011 and 2010 and have therefore been reported as withdrawals.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Forfeited accounts — Forfeited non-vested accounts are used to either pay the Plan’s administrative expenses or are applied against matching contributions made by the Company. As of December 31, 2011 unutilized forfeitures were $0.1 million and as of December 31, 2010 unutilized forfeitures were insignificant.

Notes receivable from participants — Notes receivables from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are deemed distributions based upon the terms of the Plan document.

Investment valuation and income recognition — Investments of the Plan are held by the trustee and are invested based upon instructions received from participants. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

The Plan has a fully-benefit responsive common/collective trust as an investment. This type of investment contract is required to be reported at fair value. However, contract value is the relevant measurement for fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Payment of benefits — Benefits are recorded when paid.

Income taxes — The Plan obtained its latest determination letter on December 12, 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The form of the Plan document upon which the Plan is currently based has received a favorable opinion letter from the IRS, and, pursuant to IRS Revenue Procedure 2005-16 (2005-10 I.R.B. 674), the Company is entitled to rely upon this letter to establish that the terms of the Plan are in continuing compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan, including the Company’s common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risks associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

Recent accounting pronouncements — In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan’s management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

NOTE 2 — PARTICIPATION AND BENEFITS

Participant contributions — Participants may elect to have the Company contribute up to 100% of their eligible pre-tax compensation into a traditional 401(k) account or after-tax compensation into a Roth 401(k) account, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are allocated to investments in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions – Participants in the Plan become eligible to receive matching contributions immediately upon enrolling in the Plan and electing to make salary deferral contributions to the Plan. Generally, a participant will share in the matching contribution only if the participant is employed on the last day of the Plan year and has completed one thousand hours of service during the Plan year. All matching contributions are placed into the participant’s traditional 401(k) account.

For the years ended December 31, 2011 and 2010, the Company matched 50% of eligible participant contributions under the Plan. The maximum eligible participant contribution for matching purposes is the greater of $4,000 or 6% of eligible compensation. The Company may change the matching contribution rate at any time, subject to the limits of the Plan and the Code. Employer contributions for the years ended December 31, 2011 and 2010 were $3.5 million and $2.8 million, respectively, made in shares of the Company’s common stock in the amount of 71,282 and 73,017 shares, respectively. These contributions were transferred into the Plan subsequent to each year-end.

The Company is also allowed to make discretionary contributions as defined in the Plan and as approved by the Board of Directors. No discretionary contributions were made for the years ended December 31, 2011 and 2010.

Vesting — Participants are immediately vested in their contributions. Participants are fully vested in the employer’s matching and discretionary contributions allocated to each participant’s account after three years of credited service.

Participant accounts — Each participant’s account is credited with the participant’s contributions, earnings or losses on the participant’s investments and an allocation of the employer contributions, if any. Participants may allocate a maximum of 25% of their contributions to the Company Stock Fund, which is a fund invested primarily in shares of the Company’s common stock.

Payment of benefits — Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. Distributions are paid in cash, except for distributions from the Company Stock Fund, which may be paid in cash or shares of stock at the election of the participant. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $5,000. As of December 31, 2011, withdrawals elected by participants that were disbursed subsequent to year-end were $0.5 million.

Notes receivable from participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. Such loans bear interest at the Prime Rate plus 1% and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. Outstanding loans at December 31, 2011 carry interest rates ranging from 4.25% to 9.25%.

NOTE 3 — FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

The Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Plan’s financial instruments consist primarily of mutual funds, a common/collective trust, the Company Stock Fund and common stock. Three levels of inputs are used to measure the fair value of Plan investments:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Mutual funds – These investments are public investment vehicles valued using the net asset value. It is not probable that the mutual funds will be sold at amounts that differ materially from the net asset value of shares held.

Common stock – These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Level 2	—	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.

Common/collective trust – The fair value of this investment is based on the underlying investments. The underlying investments consist of a portfolio of investment contracts that are issued by insurance companies and commercial banks and in contract that are backed by bond trusts, valued using the net asset value. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. It is not probable that the common/collective trust will be sold at amounts that differ materially from the net asset value of units held. The trustee has the right to hold investments in the fund for up to 12 months from the date of a redemption request.

Company Stock Fund – The fair value of this fund is based on the underlying investments. The underlying investments consist primarily of common stock of the Company with the remainder held in a money market fund to help simplify and accelerate participants’ daily transactions. The common stock portion of this investment is valued at the closing price reported on the active market on which the individual securities are traded. The money market fund is a public investment vehicle valued using the net asset value.

Level 3	—	Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities. As of December 31, 2011 and 2010, the Plan did not hold any level 3 investments.

There have been no changes in the methodologies at December 31, 2011 and 2010.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

During the years ended December 31, 2011 and 2010, there were no transfers of financial instruments between Level 1 and Level 2 or transfers in or out of Level 3.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Mutual funds
Growth funds	$38,789	$—	$—	$38,789
Blend funds	44,688	—	—	44,688
Bond funds	23,159	—	—	23,159
Target retirement date funds	20,123	—	—	20,123
Value funds	14,668	—	—	14,668
Balanced fund	12,662	—	—	12,662
Money market funds	2,458	—	—	2,458
Common/collective trust
Pooled stable value fund	—	25,731	—	25,731
Common stock
Company Stock Fund	—	22,044	—	22,044
Other common stock	331	—	—	331

Investments at fair value	$156,878	$47,775	$—	$204,653

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Mutual funds
Growth funds	$42,849	$—	$—	$42,849
Blend funds	47,752	—	—	47,752
Bond funds	19,458	—	—	19,458
Target retirement date funds	19,131	—	—	19,131
Value funds	14,608	—	—	14,608
Balanced fund	12,467	—	—	12,467
Money market funds	84	—	—	84
Common/collective trust
Pooled stable value fund	—	23,080	—	23,080
Common stock
Company Stock Fund	—	18,886	—	18,886
Other common stock	66	—	—	66

Investments at fair value	$156,415	$41,966	$—	$198,381

NOTE 4 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets available for benefits at December 31:

2011
(In thousands)
Vanguard Retirement Savings Trust	$25,731
Novellus Company Stock Fund	22,044
American Funds: The Growth Fund of America; Class A	20,865
Vanguard 500 Index Fund Investor Shares	16,802
Vanguard Total Bond Market Index Fund Investor Shares	13,791
Vanguard Wellington Fund Investor Shares	12,662
Vanguard Global Equity Fund	10,539

2010
(In thousands)
Vanguard Retirement Savings Trust	$23,080
American Funds: The Growth Fund of America; Class A	22,662
Novellus Company Stock Fund	18,886
Vanguard 500 Index Fund Investor Shares	16,396
Vanguard Wellington Fund Investor Shares	12,467
Vanguard Total Bond Market Index Fund Investor Shares	12,258
Vanguard Global Equity Fund	12,215
Columbia Acorn Fund; Class Z	11,047

The Plan’s investments including gains and losses on investments bought, sold and held during the year appreciated (depreciated) in value as follows for the years ended December 31:

	2011	2010
	(In thousands)
Common stock	$4,578	$6,050
Mutual funds	(7,756)	16,529

	$(3,178)	$22,579

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of the Vanguard Fiduciary Trust Company. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Participants may elect to invest a portion of their accounts in the Company Stock Fund and employer contributions are initially made directly into the Company Stock Fund. The aggregate investment in the Company’s common stock held in the Company Stock Fund as of December 31, 2011 and 2010 was $22.0 million and $18.8 million, respectively and 531,616 shares and 581,946 shares, respectively.

NOTE 6 — RECONCILIATION TO FORM 5500

The following table reconciles the financial statements to the Form 5500 for the Plan years ended December 31:

	2011			2010
	Net assets available for benefits	Investment and other income	Deductions from net assets	Net assets available for benefits	Investment and other income	Deductions from net assets
	(In thousands)
Balance per the financial statements	$209,817	$1,548	$10,708	$202,899	$26,437	$11,292
Adjustment from contract value to fair value for fully benefit-responsive common/collective trust	1,191	282	—	909	414	—
Benefit claims payable	(516)	—	489	(27)	—	(232)

Balance per the Form 5500	$210,492	$1,830	$11,197	$203,781	$26,851	$11,060

NOTE 7 — PLAN TERMINATION OR MODIFICATION

The Company reserves the right to terminate or modify the Plan at any time by Resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts. See Note 1 for discussion on the Merger Agreement.

SUPPLEMENTAL SCHEDULE

NOVELLUS SYSTEMS, INC.                         EIN: 77-0024666

RETIREMENT PLAN                                                                                                                                                        PLAN #001

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	American Century Growth Fund; Institutional Class	Mutual fund	$161,995
	American Funds: The Growth Fund of America; Class A	Mutual fund	20,865,228
	Columbia Acorn Fund; Class Z	Mutual fund	10,452,616
	Hartford Small Company Fund; Class Y	Mutual fund	629,005
	Heartland Value Plus Fund; Institutional Class	Mutual fund	3,207,865
	JP Morgan Mid-Cap Value Fund; Select Shares	Mutual fund	3,194,835
	Mainstay High Yield Corporate Fund; Class I	Mutual fund	3,160,182
	PIMCO Total Return Fund; Institutional Class	Mutual fund	1,344,399
*	Vanguard 500 Index Fund Investor Shares	Mutual fund	16,802,058
*	Vanguard FTSE Social Index Fund Investor Shares	Mutual fund	277,998
*	Vanguard Global Equity Fund	Mutual fund	10,539,259
*	Vanguard Inflation-Protected Securities Fund Investor Shares	Mutual fund	4,864,008
*	Vanguard International Explorer Fund	Mutual fund	6,401,808
*	Vanguard Mid-Cap Index Fund Investor Shares	Mutual fund	5,466,632
*	Vanguard Prime Money Market Fund	Mutual fund	2,457,921
*	Vanguard Small-Cap Index Fund Investor Shares	Mutual fund	3,600,803
*	Vanguard Target Retirement 2005 Fund	Mutual fund	132,937
*	Vanguard Target Retirement 2010 Fund	Mutual fund	140,639
*	Vanguard Target Retirement 2015 Fund	Mutual fund	2,071,410
*	Vanguard Target Retirement 2020 Fund	Mutual fund	1,763,205
*	Vanguard Target Retirement 2025 Fund	Mutual fund	5,737,394
*	Vanguard Target Retirement 2030 Fund	Mutual fund	1,052,438
*	Vanguard Target Retirement 2035 Fund	Mutual fund	4,439,865
*	Vanguard Target Retirement 2040 Fund	Mutual fund	457,060
*	Vanguard Target Retirement 2045 Fund	Mutual fund	3,322,016
*	Vanguard Target Retirement 2050 Fund	Mutual fund	479,847
*	Vanguard Target Retirement 2055 Fund	Mutual fund	76,093
*	Vanguard Target Retirement Income	Mutual fund	450,557
*	Vanguard Total Bond Market Index Fund Investor Shares	Mutual fund	13,790,875
*	Vanguard Total International Stock Index Fund	Mutual fund	8,279,564
*	Vanguard Wellington Fund Investor Shares	Mutual fund	12,661,603
*	Vanguard Windsor II Fund Investor Shares	Mutual fund	8,264,907
*	Vanguard Retirement Savings Trust	Common/collective trust	25,731,721
*	Novellus Company Stock Fund	Common stock	22,043,916
*	Self-directed brokerage account	Common stock	330,533
*	Participant loans	Interest rate range of 4.25% to 9.25%	2,838,203

			$207,491,395

*	Parties in interest

Column (d), cost, has been omitted, as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the 401(k)/Deferred Compensation Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVELLUS SYSTEMS, INC. RETIREMENT PLAN

Date: May 4, 2012	By:	/s/ John D. Hertz
John D. Hertz
Vice President and Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm